Cusip # 74758B104

Item 1:       Reporting Person - Chun P. Chiu (Tax ID: ###-##-####)
Item 4:       United States of America
Item 5:       435,690
Item 6:       None
Item 7:       435,690
Item 8:       None
Item 9:       435,690
Item 11:      7.3%
Item 12:      IN